Mail Stop 4561

January 30, 2009

Mr. Subramanian Sundaresh
Chief Executive Officer
Adaptec, Inc.
691 S. Milpitas Blvd.
Milpitas, CA 95035

> **Re:** **Adaptec, Inc.**
> **Form 10-K/A for Fiscal Year Ended March 31, 2008**
> **Filed June 13, 2008**
> **Form 10-Q for Fiscal Quarter Ended September 26, 2008**
> **Filed November 3, 2008**
> **File No. 0-15071**

Dear Mr. Sundaresh:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended March 31, 2008

Explanatory Note, page 2

1. You state that you are filing this amendment "solely due to a technical administrative error that resulted in the incorrect files, including the actual Form 10-K and attachments thereto, being submitted for filing." Please supplementally clarify for us the purpose of filing the Form 10-K/A.

Item 9A. Controls and Procedures

Inherent Limitations on Effectiveness of Controls, page 44

2.   We note the statement in your Form 10-K, as well as in your Forms 10-Q for the
        quarters ended June 30, 2008 September 26, 2008, that a "control system, no
        matter how well conceived and operated, can provide only reasonable, not
        absolute, assurance that the objectives of the control system are met." In your
        response letter, please confirm, if true, that your disclosure controls and
        procedures are designed to provide reasonable assurance of achieving their
        objectives and that your CEO and CFO concluded that your disclosure controls
        and procedures were effective at that reasonable assurance level as of the end of
        the periods covered by the above-referenced reports. In addition, ensure that
        future reports clarify whether your controls and procedures are designed to
        provide such reasonable assurance and whether your CEO and CFO have
        concluded that the controls and procedures are effective at that reasonable
        assurance level. In the alternative, omit from future filings the reference to the
        level of assurance of your disclosure controls and procedures. Please refer to
        Section II.F.4 of SEC Release No. 33-8238, Management's Reports on Internal
        Control Over Financial Reporting and Certification of Disclosure in Exchange
        Act Periodic Reports.

Item 11. Executive Compensation

Compensation Discussion and Analysis, page 48

General

3.   Your compensation discussion and analysis should provide an expanded analysis
        of how you arrived at each particular level of compensation for 2008. For
        example, your disclosure does not clearly present how the Committee determined
        each actual bonus award paid to the named executive officers, and instead appears
        to present only general methodologies. We would expect to see a more focused
        discussion that provides substantive analysis and insight into how the Committee
        made actual payout determinations for the fiscal year for which compensation is
        being reported. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation
        S-K. You should provide complete discussions of the specific factors considered
        by the Committee in ultimately approving this and other forms of compensation,
        including the reasons why the Committee believes that the amounts paid to each
        named executive officer are appropriate in light of the various items it considered
        in making specific compensation decisions.

4.   Please provide clear disclosure that addresses how each compensation component
        and your decisions regarding these elements fit into your overall compensation
        objectives and their impact regarding other elements. See Item 402(b)(1)(vi) of
        Regulation S-K. Clarify whether you review each element of compensation

independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation. In doing so, please provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying the Committee's decision to make specific compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation. Explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated or contemplated awards.

5.   Please expand your discussion to provide additional analysis of the effect of individual performance on incentive compensation. We note that your disclosure suggests that it is a significant factor considered by the Committee. You should provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Committee considered in its evaluation. See Item 402(b)(2)(vii) of Regulation S-K.

6.   The compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of SEC Release No. 33-8732A. In this regard, we note the size of Mr. Sundaresh's incentive awards granted in fiscal 2008 relative to other named executive officers. We would expect to see a detailed analysis of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

Item 15. Exhibits and Financial Statement Schedules

7.   Your exhibit index indicates that you received an order granting confidential treatment for Exhibits 10.21 through 10.24. Please provide us with a copy of the order.

8.   On page 54 you state that you have entered into employment agreements with each of your executive officers. We are unable to locate the employment agreement for Mr. Lowe. Please advise or file this agreement as an exhibit. Refer to Item 601(b)(10).

9.   Exhibit 23.01, Consent of Independent Registered Accounting Firm, refers to the date of the accountants report as June 4, 2008 when, in fact, the date of the accountants report appears to be June 13, 2008. Please explain this apparent discrepancy.

Form 10-Q for the Fiscal Quarter Ended September 26, 2008

10.   We note that, as of September 26, 2008, marketable securities represented over one-half of your total assets. Given the magnitude of these investments and the current economic environment, we would expect robust disclosures regarding the nature of these investments, any related risks, and your investment strategy in your next periodic report. Please provide us with detailed descriptions of these investments as of September 26 and December 26, 2008, describe any recent analyses that were performed regarding other than temporary losses and classification (i.e., short-term or long-term), and tell us about your investment policies. In addition, provide us with a general description of the disclosures that you intend to include in your upcoming Form 10-Q regarding these matters.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael F. Johnson, Staff Attorney, at (202) 551-3428 or, in his absence, David L. Orlic, Special Counsel, at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief